Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to delinquency rates on managed equipment financing loans and leases and managed consumer financing receivables. The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Delinquency Rates on Certain Financing Receivables

Equipment Financing

	At
	March 31, 2009(a)	December 31, 2008	March 31, 2008

Managed	2.84%	2.17%	1.36%
Off-book	2.04	1.20	0.77
On-book	2.97	2.34	1.49

Consumer

	At
	March 31, 2009(a)	December 31, 2008	March 31, 2008

Managed	8.20%	7.43%	5.66%
U.S.	7.12	7.14	5.75
Non-U.S.	8.72	7.57	5.62
Off-book	6.41	8.24	6.96
U.S.	6.41	8.24	6.96
Non-U.S.	(b)	(b)	(b)
On-book	8.49	7.31	5.49
U.S.	7.65	6.39	4.84
Non-U.S.	8.72	7.57	5.62

(a)	Subject to update.
(b)	Not applicable.

Delinquency rates on on-book and off-book equipment financing loans and leases increased from December 31, 2008 and March 31, 2008, to March 31, 2009, as a result of continuing weakness in the global economic and credit environment. In addition, delinquency rates on on-book equipment financing loans and leases increased nine basis points from March 31, 2008 to March 31, 2009, as a result of the inclusion of the CitiCapital and Sanyo acquisitions.

(1)

The increase in on-book delinquencies for consumer financing receivables in the U.S. from March 31, 2008 and December 31, 2008, to March 31, 2009, primarily reflects the continued rise in delinquencies across the U.S. credit card receivables platforms. The increase in on-book delinquencies for consumer financing receivables outside of the U.S. reflects the effects of the declining U.K. housing market. The decrease in off-book delinquencies for consumer financing receivables in the U.S. from March 31, 2008 and December 31, 2008, to March 31, 2009, reflected the replacement of delinquent accounts in a securitization trust.

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. We use this non-GAAP financial measure because it provides information that enables management and investors to understand the underlying operational performance and trends of certain financing receivables and facilitates a comparison with the performance of our competitors. The same underwriting standards and ongoing risk monitoring are used for both on-book and off-book portfolios as the customer’s credit performance will affect both loans retained on the Condensed Statement of Financial Position and securitized loans. We believe that managed basis information is useful to management and investors, enabling them to understand both the credit risks associated with the loans reported on the Condensed Statement of Financial Position and our retained interests in securitized loans.

(2)